Exhibit 99.1

NORTH SYDNEY, Australia – 19 September 2024 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR) moved one step closer toward construction at its Rhyolite Ridge Lithium-Boron Project following announced publication by the Bureau of Land Management (BLM) of the project’s Final Environmental Impact Statement (EIS).

Rhyolite Ridge, which will create hundreds of good-paying jobs in rural Esmeralda County, Nevada, becomes the first lithium project to reach this advanced stage of the environmental permitting review process under the Biden Administration as part of its efforts to accelerate U.S. lithium production.

Rhyolite Ridge is set to quadruple the nation’s lithium supply, reduce reliance on foreign suppliers and processors, and develop a domestic source of urgently needed materials in the U.S. electric vehicle battery production supply chain. The Final EIS incorporates feedback received during the earlier public comment period and provides decision-makers and the public with detailed information related to the project, including its on-site processing facility. Issuance of the Final EIS is the result of years of effective collaboration between Ioneer and federal, state and local agencies and Tribal Nations.

“Since Ioneer’s work at Rhyolite Ridge began in 2016, we have listened to members of the community and adapted our plans to maximize the project’s many economic benefits while minimizing indirect impacts to the community and environment. Rhyolite Ridge is stronger because of the extensive collaboration and input from all involved stakeholders,” said Bernard Rowe, Managing Director, Ioneer. “Today’s issuance not only advances the Rhyolite Ridge project but brings the United States closer to a more secure and sustainable source of domestic critical minerals.”

“The publication of the Final EIS is a significant milestone for Rhyolite Ridge. This achievement underscores our company’s unwavering commitment to environmental stewardship and sustainable development,” said James Calaway, Executive Chairman, Ioneer. “We look forward to the conclusion of the 30-day statutory waiting period and timely issuance of the Record of Decision to advance Rhyolite Ridge into construction. We are eager to get to work in contributing to the domestic supply of critical materials essential for the transition to a clean energy future.”

Following its formal publication in tomorrow’s Federal Register, the Final EIS is subject to a statutory waiting period through Monday, October 21, after which a Record of Decision (ROD) can be issued.

Reaching the final stage of the National Environmental Policy Act (NEPA) permitting process reflects federal inter-agency collaboration and agreement that environmental impacts have been fully analysed and evaluated.

The BLM is expected to issue a ROD in October 2024. Upon issuance of a positive ROD, construction at Rhyolite Ridge can begin following a Final Investment Decision (FID). Based on that timeline, Ioneer anticipates production to commence in 2028.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR) Suite 16.01, 213 Miller Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: Ioneer.com ABN: 76 098 564 606

Estimated Project Timeline

Ioneer’s estimated timing* for the Rhyolite Ridge Lithium-Boron Project is as follows:

Milestone	Targeted timing	Note
Anticipated ROD	October 2024	Based on the current BLM timeline.
Anticipated FID	December 2024	Based on current management estimates.
Construction	24-36 months	Includes supply of long-lead items and construction. Subject to lead times and when orders are placed.
Anticipated Commercial Production and Delivery to Partners	2028	Produce and process high-grade lithium and boron on-site at Rhyolite Ridge.
*As of September 2024, and subject to change.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing.

Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

Important notice and disclaimer

Forward-looking statements
This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange. As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.

Contacts

United States Investor Relations
Chad Yeftich
E: ir@ioneer.com

Media Relations (USA)
Daniel Francis, FGS Global
E: daniel.francis@fgsglobal.com

Australia Investor Relations
Ian Bucknell
E: ir@ioneer.com

Media Relations (Australia)
Peter Taylor, NWR Communications
peter@nwrcommunications.com.au